BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), informs its shareholders and the market in general that, on this date, settled its seventh (7th) issuance of simple, non-convertible into shares, unsecured debentures, in five (5) series, for private placement (“Debentures” and “Private Placement”, respectively), in the total amount of R$2,000,000,000.00 (two billion reais).

The Debentures were subject to Private Placement with ECO Securitizadora de Direitos Creditórios do Agronegócio S.A. (“Securitization Company”), in the context of its 403rd (four hundred and third) issuance of agribusiness receivables certificates, in 5 series, backed by agribusiness credit rights arising from the Debentures, for public distribution to the public in general, pursuant to article 26, item VII-A, “b”, of CVM Resolution 160, of July 13, 2022, and of CVM Resolution 60, of December 23, 2021.

The Securitization Company subscribed 2,000,000 (two million) Debentures, being (i) 979,016 (nine hundred and seventy-nine thousand and sixteen) Debentures of the first series (“First Series Debentures”); (ii) 204,611 (two hundred and four thousand, six hundred and eleven) Debentures of the second series (“Second Series Debentures”); (iii) 197,777 (one hundred and ninety-seven thousand, seven hundred and seventy-seven) Debentures of the third series (“Third Series Debentures”); (iv) 77,357 (seventy-seven thousand, three hundred and fifty-seven) Debentures of the fourth series (“Fourth Series Debentures”); and (v) 541,239 (five hundred and forty-one thousand, two hundred and thirty-nine) Debentures of the fifth series (“Fifth Series Debentures”), with par value of R$ 1 thousand each, in the total amount of R$2,000,000,000.00. The First Series Debentures will mature on July 13, 2029, the Second Series Debentures will mature on July 14, 2032, the Third Series Debentures will mature on July 13, 2035, the Fourth Series Debentures will mature on July 13, 2040 and the Fifth Series Debentures will mature on July 14, 2045.

The transaction is in line with the Company's debt profile management strategy optimizing the maturity/cost relation of its debt instruments.

São Paulo, August 5, 2025

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.